UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023.

Commission File Number: 001-40852

LUMIRADX LIMITED

(Translation of registrant's name into English)

LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Appointment of Administrators; Sale of Point of Care Diagnostics Business to Roche

On December 29, 2023, LumiraDx Limited (the “Company” or “LumiraDx”) announced that Andrew Johnson, Lisa Rickelton and Lindsay Hallam of FTI Consulting LLP have today been appointed as joint administrators (the “Administrators”) of two of its subsidiaries, LumiraDx Group Limited and LumiraDx International Limited, which together hold substantially all of the assets of the LumiraDx group. The Administrators have not been appointed to any other subsidiaries of the Company.

Following their appointment earlier today, the Administrators have entered into a sale and purchase agreement with Roche Diagnostics Limited (“Roche”) providing for Roche’s acquisition of certain of the LumiraDx group companies (the “Point of Care Diagnostics Companies”) engaged in the operation of LumiraDx group’s point-of-care diagnostics platform business and certain related assets (the “Transaction”). The Administrators have not been appointed to any of the Point of Care Diagnostics Companies.

Pursuant to the Transaction, Roche is to acquire all of the Point of Care Diagnostics Companies for the sum of $295 million, subject to customary closing adjustments. The completion of the Transaction is subject to certain conditions, including antitrust and foreign direct investment approvals, and is expected to close once the antitrust and other regulatory approvals have been obtained and the conditions have otherwise been met. It is anticipated that all of the sale proceeds will be used to repay certain amounts outstanding under the Loan Agreement (as defined below), and that there will be no distribution to the Company or its shareholders from the sale proceeds of the Transaction.

BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership (the “Senior Secured Lenders”), as senior secured lenders of the LumiraDx group, have agreed to provide up to $59.2 million in funding for the LumiraDx group until the completion of the Transaction to, among other things, support the ongoing operations of the Point of Care Diagnostics Companies. Under the terms of the Transaction, Roche has agreed to reimburse the Senior Secured Lenders for up to $55 million of funding provided by the Senior Secured Lenders to the Point of Care Diagnostics Companies in the period to completion of the Transaction to support the ongoing ordinary course operations of the Point of Care Diagnostics Companies.

The appointment of the Administrators and sale to Roche represent the culmination of LumiraDx’s previously announced strategic review process led by Goldman Sachs & Co. LLC and follows extensive efforts to find a buyer for the business. The completion of the sale to Roche will allow the continued operation of the point-of-care diagnostics business under new strategic ownership.

Expiry of Waiver Period; Petition to Wind-up

In accordance with the terms of that certain Loan Agreement, dated March 23, 2021 (as amended from time to time, the “Loan Agreement”), by and among LumiraDx Investment Limited, one of the Company’s subsidiaries as the borrower, the Senior Secured Lenders, BioPharma Credit plc, as the collateral agent, and the other credit parties named therein, the Waiver Period (as defined in the Loan Agreement) has expired as of today, December 29, 2023. As a result of the steps taken to appoint the Administrators to LumiraDx Group Limited and LumiraDx International Ltd, events of default under the Loan Agreement have occurred and the principal amount outstanding under the Loan Agreement of $361.8 million, together with all accrued interest and all other amounts payable under the Loan Agreement, is now immediately due and payable (collectively, the “Outstanding Amount”). LumiraDx Investment Limited is unable to pay the Outstanding Amount.

The collateral agent (on behalf of the Senior Secured Lenders) has also issued a demand against the Company, as guarantor, for payment of the Outstanding Amount. As the Company does not have funds to pay the Outstanding Amount, it is anticipated that the collateral agent (on behalf of the Senior Secured Lenders) will in due course present a petition for the winding up of the Company with a view to having a liquidator appointed over it. The Company expects that there will be no assets available for distribution to its shareholders or the unsecured creditors of the LumiraDx group. No demand has been made or enforcement action taken against any other LumiraDx group companies.

Delisting of Company Securities

In light of the events described above, the Company intends to withdraw its appeal of the determination by the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) to delist the Company's common shares from The Nasdaq Global Market. As a result, the Company anticipates that Nasdaq will cancel the hearing that is currently scheduled for January 18, 2024, suspend trading of the Company's securities and file a Form 25-NSE with the U.S. Securities and Exchange Commission (“SEC”), which will remove the Company's securities from listing and registration on Nasdaq.

This report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-259874, File No. 333-264611 and File No. 333-271538), and the registration statements on Form F-3 (File No. 333-264609 and File No. 333-271624), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently furnished.

Cautionary Note Regarding Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including, but not limited to, statements related to the timing and anticipated completion of the Transaction, the liquidation of the Company, the delisting of the Company's securities from The Nasdaq Global Market and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of the Company and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction or the other events described herein; litigation or adverse judgments relating to the Transaction or the other events described herein; risks relating to the consummation of the contemplated Transaction, including the risk that the required approvals might not be obtained in a timely manner or at all or that other closing conditions will not be satisfied; difficulties associated with requests or directions from governmental authorities resulting from their reviews of the Transaction; and any changes in general economic and/or industry-specific conditions. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the SEC, on May 1, 2023, and in other filings that we make with the SEC. Although LumiraDx believes that it has a reasonable basis for each forward-looking statement contained in this Form 6-K, LumiraDx cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. LumiraDx undertakes no obligation to update or revise the information contained in this Form 6-K, whether as a result of new information, future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: December 29, 2023
	By:	/s/ Dorian LeBlanc
	Name:	Dorian LeBlanc
	Title:	Chief Financial Officer